Exhibit 99.1

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of ImmunoPrecise Antibodies Ltd. (“the Company”, “ImmunoPrecise” or “IPA”) for the three and nine months ended January 31, 2023, together with the audited consolidated financial statements and accompanying MD&A of the Company for the year ended April 30, 2022. This MD&A is the responsibility of management and was reviewed and approved by the Board of Directors of IPA on March 15, 2023.

The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and as applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as otherwise noted, all dollar figures in this MD&A are stated in Canadian dollars, which is the Company’s reporting currency.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that constitute “forward-looking statements” within the meaning of National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

In this MD&A, forward-looking statements include statements regarding: the Company’s future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a party; product development; future revenue growth; research and development initiatives; changes to office locations; general market trends and developments; the timing and results of patent and IND filings, including with respect to the PolyTope TATX-03 antibody combination therapy; and the Company’s ability to sustain existing operations.  The forward-looking statements that are contained in this MD&A involve a number of risks and uncertainties and are based on certain assumptions, including: the progress, timing and costs related to the execution of the Company’s business plan and strategy; estimates and projections regarding the industry in which the Company operates; the future success of research and development activities; the absence of material changes in general business and economic conditions; estimates regarding the future financing and capital requirements; and the absence of adverse changes in relevant laws and regulations.  Consequently, actual results might differ materially from results forecast or suggested in these forward-looking statements.  Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.

Furthermore, forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

GENERAL

The Company was incorporated under the laws of Alberta on November 22, 1983, and is listed on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA”. The Company voluntarily delisted its common shares from trading on the TSX Venture Exchange (“TSXV”), effective as of November 25, 2022. The address of the Company's head office is 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8.

OVERVIEW

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

ImmunoPrecise Antibodies Ltd. is a biotherapeutic research and technology company that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets.

The Company offers comprehensive support to its partners including in silico target analysis using natural language processing and proprietary HYFT analysis, customized project design, target identification and preparation, an on-site vivarium, proprietary immunization services, a broad suite of advanced discovery platforms, in silico immunogenicity analysis, in silico off-target analyses, in silico epitope mapping, high-throughput characterizations, including functional screening, to facilitate lead candidate selection, lead optimization, antibody engineering and manufacturing, all under one contract.

The Company’s depth of experience, innovative technologies, scientific rigor, and focus on quality provide superior one-stop service solutions which support its goal to reduce the time and risk associated with conventional multi-vendor product development.

The Company has achieved organic revenue growth through market penetration and service diversification in the biologics contract research organization (“CRO”) space, as well as accretive growth through strategic expansion of its operations into Europe, by acquiring and integrating innovative technologies and investing in research and development (“R&D”).

Services

The Company’s capabilities include, but are not limited to, multi-omic data analysis custom antigen modeling, in silico target analysis using natural language processing and proprietary HYFT analysis, design and manufacturing; proprietary B cell sorting including function-first B cell, screening and sequencing; custom, immune and proprietary naïve phage display libraries production and screening; hybridoma discovery and production with multiplexed, high-throughput screening and single clone-picking; expertise with transgenic animals and multi-species antibody discovery; antibody characterization studies such as affinity measurements, functional assays, epitope mapping and binning; in silico immunogenicity analysis, in silico off-target analyses, in silico epitope mapping; bi-specific, single domain (such as variable domain of the heavy chain “VHH”, and variable new antigen receptor “VNAR” (shark)) antibody manufacturing; recombinant cloning and production of antibodies, protein and antibody downstream processing with purification of protein in gram scale levels including characterization and validation; transient and stable cell line generation; antibody engineering, optimization including humanization; cryopreservation and cryostorage.

The Company’s wholly owned subsidiaries, ImmunoPrecise Antibodies (Canada) Ltd. (“IPA Canada”) and ImmunoPrecise Antibodies (Europe) B.V. (consisting of the former ModiQuest Research B.V. and U-Protein Express B.V.) (“IPA Europe”), have been designated as approved CROs for leading, transgenic animal platforms producing antibodies with human antigen binding domains, along with protein manufacturing. Through IPA Canada and IPA Europe, the Company has made strategic investments in R&D activities to develop proprietary technologies enabling the application of its B cell Select® and DeepDisplay™ platforms to a broad range of species and strains, including transgenic animals.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

Operations of the Company

The Company’s operations are based in Utrecht and Oss (the Netherlands), Diepenbeek (Belgium), Victoria, British Columbia (Canada), and Fargo, North Dakota (United States).

The Company’s global management, operating out of North America and Europe, is responsible for all global oversight into pipeline development, finances and accounting, sales and marketing, investor communications, and information technology. The Company utilizes an enterprise resource management system (“ERP”) globally for marketing and sales automation and customer relationship management, as well as accounting and financial reporting, resource planning and project management.

The Company’s head office is in Victoria, British Columbia. The headquarters for US operations, including ImmunoPrecise Antibodies (ND) Ltd. and ImmunoPrecise Antibodies (USA) Ltd., are based in Fargo, North Dakota, and allow the Company to take advantage of a US location that has a significant and diverse economy with a strong history of supporting global life science companies.

IPA Canada operates from Victoria, British Columbia (Canada), performing custom antibody generation since its inception. The Company has recently completed the expansion of its vivarium in Victoria while simultaneously intensifying its capabilities in measuring protein binding kinetics and high-throughput label-free protein-protein interactions, enlarging the vivarium, and further developing and improving technologies such as its B cell Select® platform.

Since the acquisitions of U-Protein Express B.V. (“UPE”) and ModiQuest Research B.V. (“MQR”) (now together named IPA Europe), the Company has focused on optimizing its technologies to support the development of novel therapeutic antibodies, bringing an expanded array of capabilities to partners in Europe, North America and the rest of the world. The former MQR team located in Oss added, among other capabilities, in depth expertise in in vitro antibody phage library generation and screening, antibody characterization including functionality and developability profiling, antibody optimization, including humanization, and antibody engineering to the Company’s extensive service portfolio.

The former UPE team located in Utrecht specializes in the manufacture of complex proteins and antibodies in a variety of formats, and from a range of mammalian cell types, using its proprietary expression platform rPEx®. Their operations have enabled the successful support of over five thousand different programs for pharmaceutical and biotechnology industries as well as leading, academic institutions.

On April 14, 2022, the Company completed the acquisition of control over BioStrand BV, BioKey BV, and BioClue BV (collectively “BioStrand”), a group of Belgian biotech entities and pioneers in the field of bioinformatics and biotechnology, through its wholly owned subsidiary ImmunoPrecise Netherlands BV. The Company paid a consideration of approximately €20.0 million to the vendors, consisting of an aggregate of 4,077,774 common shares and a cash payment of approximately €3.7 million. The consideration also includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12.0 million. BioStrand focuses on technology in the field of bioinformatics and biotechnology related to the identification of characteristic biological fingerprints in proteins, RNA and DNA, and their different information layers, the development of a knowledgebase containing these characteristic biological fingerprints and information layers, and the use of this database to process and compare these fingerprints.

CRO services are presently the core revenue generator of the Company, though it also continues to develop an intellectual property portfolio of proprietary methods and physical assets through internal R&D, collaborations, acquisitions and in-licensing. The Company has invested strategically in the development and licensing of antibody discovery technologies and related intellectual property assets. These investments have been enhanced by internal discovery programs focused on novel therapeutic antibodies and vaccines in areas such as oncology, inflammation, neurodegenerative diseases, autoimmunity, atherosclerosis, and COVID-19. These programs diversify the nature of opportunities by which

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

pharmaceutical partners may choose to engage the Company by enabling the co-development, in-licensing, or sale of later-stage pre-clinical assets.

In 2019, the Company formed Talem Therapeutics LLC (“Talem”), based in Cambridge, Massachusetts, to support its internal and partnered pre-clinical therapeutic discovery programs, offering strategic partnerships with companies using IPA’s full-service antibody discovery capabilities. The innovative technologies and expertise at IPA enable Talem to generate novel potential best-in-class and first-in-class therapies with an emphasis on optimization for clinical success.

STRATEGY AND OUTLOOK

The Company’s management team places an emphasis on initiatives designed to drive revenue, bolster internal assets, and maximize shareholder value. The Company aims to continue to build on revenue and asset generation through internal development and well-informed, strategic acquisitions and joint ventures. The Company’s strategy also includes growth through alliances and partnerships, within both its research (Talem) and service sectors, as well as potential new market sectors such as pre-clinical and clinical manufacturing.

The Company’s objective is to continue growing as a preferred partner for therapeutic antibody researchers. Therefore, the Company’s aim is to deliver a comprehensive and integrated continuum of technologically advanced and high-throughput data-driven protein and antibody services to its partners to enable them to bring novel therapies to the clinic faster. The Company intends to continue focusing on the development and refinement of its integrated end-to-end platform, which, when coupled with strong scientific know-how, can help partners navigate through the process of lead candidate advancement. The Company offers customized solutions for antibody discovery while providing details via the project management team to ensure partners have the project data they need, with the security measures required to ensure their peace of mind.

In fall 2022, the Company moved its Utrecht location from its previous premises in the Life Science Incubator to new, larger premises within the Utrecht Science Park. The new location increases lab capacity by 100%, to align with the Company’s revenue growth objectives.

In the second half of 2023, the Company will move its Oss location to an advanced new facility within the Pivot Park campus. The move will increase space by almost 30%.

Both expansions are a strategic commitment to the locations of IPA Europe and will enable the Company to significantly increase capacity, personnel and service offerings to serve the increasing market needs in Europe, North America, and Asia.

The Company believes its strategy is supported by growing trends in pharma and finance. Large pharmaceutical companies continue to outsource research, with trends showing an increase on the reliance of external partners to improve the efficiency and cost of development, increase turnaround time, and access advanced and integrated expertise. A report by Mike Straus dated March 10, 2022, titled “CRO Update: Where are Contract Research Organizations Headed?” supports this concept while stating that, despite challenges such as controlling sponsors, a labor shortage, and market consolidation, the CRO industry will continue to be buoyed by growing demand for outsourced R&D services. The article states that the main factors driving CRO performance over time include outsourcing of more work by Big Pharma, robust biopharmaceutical funding, new biotech start-ups gaining financing, regulators asking for more data and imposing more protocol requirements, a more crowded pharmaceutical marketplace, and a push by pharma companies to find better competitive differentiators.

To streamline, many large pharmaceutical companies are limiting the number of external partners that can be contracted. This is particularly promising for those CROs that fill multiple niches in the discovery and manufacturing pipeline, as the Company believes it can do.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

According to a report titled “Global and China Monoclonal Antibody Industry Report, 2019-2025” published in April 2019 on ResearchandMarkets.com, the key industry participants serving the monoclonal antibodies market are Novartis, Merck & Co., Amgen, AbbVie, Johnson & Johnson, and Roche.

In May 2020, ResearchandMarkets.com stated in their report “Global Antibody Production Market (2020 to 2025) – Growth, Trends, and Forecasts” that investments by pharma and biotech companies in antibody R&D are expected to increase given the rising prevalence of cancer, infectious diseases, autoimmune and other chronic diseases. Additionally, a piece on the website for Genetic Engineering & Biotechnology News titled “Antibody Discovery Looks over the Horizon” published on February 7, 2019, stated that antibodies are a mainstay in oncology as physicians move away from other types of therapies such as small molecules. In recent years, the success of key pipeline drugs in the immuno-oncology space have been a key component of the record high capital market funding for the biotechnology sector, according to Objective Capital Partners’ report on the CRO sector fundamentals, as noted above.

The market for therapeutic antibodies was worth US$115 billion in 2018 and according to a study published in the Journal of Biomedical Science in January 2020, it is estimated that the human therapeutic antibody market will grow to US$300 billion in 2025. The biopharmaceuticals sector is the fastest growing pharma sector. While the sale of therapeutic antibodies increased by 93% from US$84 billion in 2014 to nearly US$163 billion in 2019, other recombinant protein therapeutics have remained unchanged over the same period, according to “The Therapeutic Monoclonal Antibody Product Market” published in October 2020, in BioProcess International. Companies are currently sponsoring clinical studies for more than 570 monoclonal antibodies. In recent years, the number of monoclonal antibody drugs approved for commercialization has proliferated, with the 100th monoclonal antibody approved by the United States Food and Drug Administration (“FDA”) as of May 2021 (Nature Reviews Drug Discovery) and a further 17 investigational antibody therapeutics in regulatory review in either the United States or Europe as of June 2021 according to AntibodySociety.org.

The protein and antibody-related service and product market is expected to grow with a CAGR of 6.2% by 2027 to US$5.6 billion, according to GrandViewResearch.com. ResearchandMarkets.com expect the research antibody market size to reach US$5.9 billion by 2028, with a CAGR of 6.4%, with the majority driven by a rise in R&D initiatives by biopharmaceutical and biotechnology companies and government bodies.

AI for Drug Discovery

Finding a novel drug candidate and its therapeutic target is the first phase in the drug discovery process. Drug development or novel drug targets are assessed based on efficacy, potency, bioavailability, and toxicity. The healthcare industry makes substantial use of artificial intelligence, particularly when it comes to drug research. AI technology has the ability to identify therapeutic targets and is a vital component of drug design, discovery, identification, and efficient screening of molecules. “The global Artificial Intelligence (AI) in Drug Discovery Market size was valued at USD 253.8 million in 2019 is anticipated to reach USD 3,932.87 million by 2030, demonstrating a CAGR of 40.8 % from 2020 to 2030. AI helps in perceiving the mechanism of disease, establishing biomarkers, and generating data or models for the drug discovery process and thereby expected to propel the market over the forecast period of 2020-2030. Furthermore, rising research and development activities and software launches by the key market players are estimated to spur the market. A wave of new research and development collaborations between key biopharma players and AI-driven companies, mostly startups” published August 2022 by ReportLinker.

The Company completed the acquisition of BioStrand on April 14, 2022. BioStrand proposes a truly transversal and universal solution and technology that aspires to work for all studied species, any sequencing machine used for data generation, and any application domain.

The switch from classical bio-informatics algorithms to indexing, exact matching, and pattern recognition allows for ultra-scalability and high-speed analysis of large datasets while keeping high accuracy. The Company’s LENSai® technology

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

enables us to seek the fullest potential from data, discover interconnectivities between data, and extract new and valuable information out of the existing data. Moreover, it provides a comprehensive framework for the generation of new data-driven hypotheses based on multidimensional models derived from any available data source. Furthermore, HYFT™ patterns convert unstructured data into structured data and allow for a default feature reduction and very efficient downstream analysis with advanced AI/ML techniques. These HYFT™ fingerprints connect sequences and literature analysis through a bottom-up NLP approach, by providing a universal syntax for the language of biology. This proprietary pattern and profile detection is critical in understanding diseases and biological processes. With BioStrand’s HYFT™ framework, all accessible biological data is rapidly computable. BioStrand has developed a universal technology for “omics” (DNA, RNA, amino acids) data management, analysis, and storage that solves current bioinformatics challenges and bottlenecks. The LENSai® platform combines a hugely efficient integration of omics data and metadata with novel analysis technology capable of processing enormous tasks at very high speed and scale, yet with a light computational footprint.

COVID-19 R&D

There is an ongoing need for therapeutics to protect against COVID-19 even now that vaccines are available, as vaccines do not provide protection for all individuals. This is particularly true for immunocompromised individuals such as the elderly, cancer patients, individuals with HIV or those undergoing bone marrow and organ transplants, whose immune systems are too weak to mount an effective response upon vaccination. In addition, SARS-CoV-2 vaccines appear to be less effective against variants of the virus. Without 100% protection, important segments of higher exposure risk populations will likely be left unprotected – namely frontline workers and those living in group care.

Therapeutic antibodies are providing breakthrough medicines for cancer, inflammation, autoimmune and infectious diseases due in part to their high on-target affinity and exquisite specificity making them highly efficacious with good safety profiles.

Technological advances in antibody discovery methods such as B cell sorting now enable the rapid and systematic generation of high-quality fully human antibodies from healthy donors, diseased patients, and transgenic animals. Furthermore, when therapeutic antibodies are combined into cocktails, they can provide unique protection against infectious diseases by working synergistically to neutralize pathogens via multiple mechanism of action engaged in concert, boosting potency beyond the sum of their individual components. Single antibodies are vulnerable to mutagenic escape and can be rendered ineffective by a single point mutation in the pathogen. In contrast, antibody cocktails may protect against mutagenic escape because they cover a larger epitope footprint on the pathogen’s surface than possible with a single antibody, providing longer-lasting protection against several mutations.

The Company’s diverse panel of anti-SARS-CoV-2 antibodies with therapeutic potential can be curated into synergistic cocktails, providing opportunities for out-licensing and sponsorship deals which the Company believes would enable it to respond quickly to emerging viral variants as well as formulation into bi- or multi-specifics. The Company has successfully completed pre-clinical studies in Syrian hamsters and could demonstrate powerful in vivo efficacy in both therapeutic and prophylactic settings.

On January 27, 2022, Talem filed for patent protection of its PolyTope® TATX-03 antibody cocktail via the PCT (Patent Cooperation Treaty) system (which now has 157 member states) as well as national filings in the US, Taiwan, Argentina, and Paraguay, enabling the Company to pursue patent protection of the PolyTope TATX-03 cocktail in all sizeable potential markets. The Company successfully completed final, non-clinical studies of PolyTope TATX-03.

Talem has provided an update on their ongoing partnership with ChemPartner, the CDMO contracted to produce Talem’s anti-COVID therapeutic drug product, PolyTope. While the Talem has experienced some unanticipated delays in the production of the drug product, and has adjusted their milestones accordingly, they have yet to receive the drug product from ChemPartner. Talem has escalated their concerns regarding delivery timelines with ChemPartner and is working closely with ChemPartner to negotiate what they hope will be a mutually beneficial outcome to realize the drug’s life-saving

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

potential amidst evolving variants and changing commercial conditions. Talem remains hopeful that the two companies can reach a mutually beneficial resolution for all parties involved.

Given these circumstances, Talem has made the decision to significantly reduce further investments in their COVID program, while still recognizing that COVID-19 remains an ongoing global concern.

OVERALL PERFORMANCE AND LIQUIDITY

The Company achieved revenues of $5.2 and $15.0 million during the three and nine months ended January 31, 2023, a 7.4% and 6.5% increase from revenues during the three and nine months ended January 31, 2022 of $4.8 million and $14.1 million. The Company incurred total operating expenses of $7.5 million during the three months ended January 31, 2023, an increase of $0.7 million compared to the three months ended January 31, 2022. Operating expenses totaled $30.7 million during the nine months ended January 31, 2023, a $10.6 million increase from the same period last year. Net loss totaled $4.7 million and $21.4 million for the three and nine months ended January 31, 2023, compared to a net loss of $3.8 million and $12.1 million during the same periods last year.

As of January 31, 2023, the Company had cash on hand of $11.4 million compared to $30.0 million as of April 30, 2022. The Company expects its cash on hand as of January 31, 2023 will be sufficient to fund the Company’s operations for at least one year from the date this MD&A is issued. The Company’s forecast are subject to changes in the Company’s internally funded initiatives, including in silico antibody services and pre-clinical assets, and if required, the Company has discretion to reduce or delay its investment in research and development. The Company will need to raise additional funds to finance its strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations.

RESULTS OF OPERATIONS

Comparison of the three months ended January 31, 2023 and 2022

Revenue

	Three Months Ended January 31,
(in thousands)	2023 $	2022 $	Change $	Change %
Project revenue	4,754	4,073	681	16.7%
Product sales revenue	363	465	(102)	-21.9%
Cryostorage revenue	54	277	(223)	-80.5%
Total revenue	5,171	4,815	356	7.4%

The Company achieved revenue of $5.2 million during the three months ended January 31, 2023, a 7.4% increase from the three months ended January 31, 2022. Growth was primarily driven by increases in protein manufacturing and the Company’s B cell Select® platform.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

Gross Profit

	Three Months Ended January 31,
(in thousands)	2023 $	2022 $	Change $	Change %
Gross profit	2,964	2,586	378	14.6%
Gross profit margin	57%	54%

Gross profit totaled $3.0 million during the three months ended January 31, 2023, an increase of 14.6% compared to the three months ended January 31, 2022. Cost of sales includes $0.8 million in lab supplies, $0.6 million in allocated compensation expense, and $0.6 million in allocated depreciation and equipment maintenance.

Research and development

	Three Months Ended January 31,
(in thousands)	2023 $	2022 $	Change $	Change %
Research and development	1,032	2,058	(1,026)	-49.9%

During the three months ended January 31, 2023, research and development expenses decreased to $1.0 million from $2.1 million during the three months ended January 31, 2022. Expenditures on research activities totaled $0.5 million during the three months ended January 31, 2023, including $0.4 million on Talem’s PolyTope® antibody combination therapy. Additional expenditures include compensation expense of $0.3 million and depreciation of $0.1 million.

Sales and marketing

	Three Months Ended January 31,
(in thousands)	2023 $	2022 $	Change $	Change %
Sales and marketing	836	812	24	3.0%

Sales and marketing expense totaled $0.8 during the three months ended January 31, 2023, compared to $0.8 million during the three months ended January 31, 2022. Expenditures during the three months ended January 31, 2023 include $0.6 million in compensation expense and $0.2 million in advertising costs.

General and administrative

	Three Months Ended January 31,
(in thousands)	2023 $	2022 $	Change $	Change %
General and administrative	4,643	3,521	1,122	31.9%

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

During the three months ended January 31, 2023, general and administrative expenses totaled $4.6 million, an increase of $1.1 million compared to the three months ended January 31, 2022. Salaries and benefits increased $0.7 million due primarily to the addition of staff at BioStrand and routine annual pay increases. Professional fees increased $0.3 million, primarily due to legal and consulting fees. Management fees increased $0.4 million due to contracted general managers at the BioStrand site. Insurance and share-based payment expense each decreased by $0.1 million.

Other Income / Expense

	Three Months Ended January 31,
(in thousands)	2023 $	2022 $	Change $
Accretion	—	(21)	21
Grant income	22	36	(14)
Subsidy income	—	—	—
Interest and other income	39	160	(121)
Unrealized foreign exchange gain	(76)	514	(590)
Total other income (expense)	(15)	689	(704)

The Company recorded other expense of $15,000 during the three months ended January 31, 2023, compared to other expense of $0.7 million during the three months ended January 31, 2022. The most noteworthy variance is the decrease in unrealized foreign exchange gain of $0.6 million compared to the three months ended January 31, 2022, a result of currency revaluations at the current quarter-end exchange rate.

Comparison of the nine months ended January 31, 2023 and 2022

Revenue

	Nine Months Ended January 31,
(in thousands)	2023 $	2022 $	Change $	Change %
Project revenue	13,817	12,652	1,165	9.2%
Product sales revenue	1,054	1,177	(123)	-10.5%
Cryostorage revenue	173	296	(123)	-41.6%
Total revenue	15,044	14,125	919	6.5%

The Company recorded total revenue of $15.0 million during the nine months ended January 31, 2023, an increase of $0.9 million, or 6.5%, compared to the nine months ended January 31, 2022. Project revenue growth was driven primarily by increases in protein manufacturing and the Company’s B cell Select® platform. The Company derives significant revenue from locations in the Netherlands, and total revenue has been negatively impacted by approximately $0.6 million due to the weakening of the euro during the nine months ended January 31, 2023, as compared to the prior year. Total revenue increased 10.9% from the nine months ended January 31, 2022, when accounting for the effect of currency translations.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

Gross Profit

	Nine Months Ended January 31,
(in thousands)	2023 $	2022 $	Change $	Change %
Gross profit	8,222	7,667	555	7.2%
Gross profit margin	55%	54%

Gross profit totaled $8.2 million during the nine months ended January 31, 2023, an increase of $0.6 million compared to the nine months ended January 31, 2022. Gross profit as a percent of revenue increased to 55% compared to 54% during the same period last year. The increase in cost of sales is attributable to increased cost of supplies to support growth in revenue.

Research and development

	Nine Months Ended January 31,
(in thousands)	2023 $	2022 $	Change $	Change %
Research and development	11,778	6,339	5,439	85.8%

Research and development expense totaled $11.8 million during the nine months ended January 31, 2023, an increase of $5.4 million compared to the nine months ended January 31, 2022. The Company, through its subsidiary Talem, invested $9.3 million in the PolyTope® antibody combination therapy during the period.  Additional expenses include $1.3 million invested in the development and expansion of discovery services, $0.9 million in salaries and benefits including share-based payments allocated to research and development, and $0.2 million of depreciation.

Sales and marketing

	Nine Months Ended January 31,
(in thousands)	2023 $	2022 $	Change $	Change %
Sales and marketing	2,674	1,814	860	47.4%

During the nine months ended January 31, 2023, sales and marketing expense totaled $2.7 million, compared to $1.8 million during the nine months ended January 31, 2022. Salaries and benefits including share-based payments increased $0.3 million as the Company invested in strategic sales and marketing leadership roles. Advertising, which includes conferences and conventions, increased $0.3 million, and travel increased $0.1 million.

General and administrative

	Nine Months Ended January 31,
(in thousands)	2023 $	2022 $	Change $	Change %
General and administrative	13,149	10,464	2,685	25.7%

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

General and administrative expense totaled $13.1 million during the nine months ended January 31, 2023, a $2.7 million increase compared to the nine months ended January 31, 2022. Professional fees increased $1.0 million, primarily due to legal and consulting costs. Management fees increased $1.1 million due to contracted general managers at the BioStrand site. Salaries and benefits including share-based payments increased $0.5 million, primarily due to additional staff at the BioStrand site.

Other Income / Expense

	Nine Months Ended January 31,
(in thousands)	2023 $	2022 $	Change $
Accretion	(3)	(65)	62
Grant income	306	36	270
Subsidy income	—	20	(20)
Interest and other income	73	170	(97)
Unrealized foreign exchange gain	244	821	(577)
Total other income (expense)	620	982	(362)

The Company recorded other income of $0.6 million during the nine months ended January 31, 2023, compared to $1.0 million during the nine months ended January 31, 2022. The decrease is primarily attributable to a decline in unrealized foreign exchange gain of $0.6 million, partially offset by an increase in grant income of $0.3 million, recorded at the BioStrand site, from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
(in thousands, except share data)	January 31, 2023	October 31, 2022	July 31, 2022	April 30, 2022
Total revenue	5,171	5,184	4,689	5,239
Cost of sales	2,207	2,405	2,210	1,923
Gross profit	2,964	2,779	2,479	3,316
Operating expenses	7,544	10,603	12,550	7,603
Other income (expenses)	(15)	347	288	(82)
Income taxes	104	(126)	(403)	275
Net loss	(4,699)	(7,351)	(9,380)	(4,644)
Basic and diluted loss per share*	(0.19)	(0.30)	(0.38)	(0.22)

	Three Months Ended ($)
(in thousands, except share data)	January 31, 2022	October 31, 2021	July 31, 2021	April 30, 2021
Total revenue	4,815	4,722	4,588	4,877
Cost of sales	2,229	2,147	2,082	2,100
Gross profit	2,586	2,575	2,506	2,777
Operating expenses	6,893	7,263	5,972	5,877
Other income (expenses)	689	(131)	424	(913)
Income taxes	208	190	188	1,021
Net loss	(3,826)	(5,009)	(3,230)	(5,034)
Basic and diluted loss per share*	(0.20)	(0.26)	(0.17)	(0.29)

*The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants.

Revenue

The Company achieved revenue of $5.2 million during the three months ended January 31, 2023, an increase of 7.4% compared to the three months ended January 31, 2022. The Company has achieved year-over-year revenue growth for five straight quarters, driven by growth in the Company’s B cell Select platform and protein manufacturing services.

Gross Profit

The Company’s annual gross profit margins have historically been in the 53-64% range, which is in line with management’s expectation.

During the three months ended January 31, 2021, the Company’s gross profit margin of 79% was primarily the result of a notable sale of an internally generated therapeutic antibody for $1.2 million. The costs related to this sale were expensed in a prior fiscal year.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

Historically, allocations of overhead to cost of sales were estimated and periodically adjusted. Leveraging the new ERP system, beginning the three months ended April 30, 2021, the Company implemented a process for consistent monthly overhead allocations.

Operating Expense

The Company’s operating expenses have trended up over the last eight quarters as the Company invested in research and development, completed the BioStrand acquisition, prepared for and completed the Nasdaq listing, and added key leaders and technical employees to the team to aid in executing the Company’s strategies.

Other Income (Expense)

During the year ended April 30, 2021, the Company received $1.9 million in grant income related to COVID-19 research, along with government subsidies of $0.8 million. Other income (expense) is impacted by unrealized foreign exchange gains or losses during the period resulting from exposure to contracts and cash denominated in euros or US dollars.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed interim consolidated financial statements and accompanying notes for the year ended April 30, 2022.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures are adjusted EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The most directly comparable IFRS measure to adjusted EBITDA is net loss.

The Company defines adjusted operating expenses as operating expenses before taxes, interest, share-based compensation, depreciation, amortization, accretion, foreign exchange loss, and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The most directly comparable IFRS measure to adjusted operating expenses is operating expenses.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	Three Months Ended January 31,		Nine Months Ended January 31,
(in thousands)	2023 $	2022 $	2023 $	2022 $
Net loss	(4,699)	(3,826)	(21,431)	(12,065)
Income taxes	104	208	(425)	586
Amortization and depreciation	1,690	949	4,704	2,843
Accretion	—	21	3	65
Asset impairment charge	—	167	—	167
Foreign exchange realized loss	8	(55)	95	(16)
Interest expense	119	86	209	234
Interest and other income	(39)	(160)	(73)	(170)
Unrealized foreign exchange loss (gain)	76	(514)	(244)	(821)
Share-based payments	193	492	1,307	2,297
Adjusted EBITDA	(2,548)	(2,632)	(15,855)	(6,880)

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

	Three Months Ended January 31,		Nine Months Ended January 31,
(in thousands)	2023 $	2022 $	2023 $	2022 $
Operating expenses	(7,544)	(6,893)	(30,698)	(20,128)
Amortization and depreciation	1,157	638	3,539	1,948
Asset impairment charge	—	167	—	167
Foreign exchange loss (gain)	8	(55)	95	(16)
Interest expense	119	86	209	234
Share-based payments	193	492	1,307	2,297
Adjusted Operating Expenses	(6,067)	(5,565)	(25,548)	(15,498)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts its capital structure upon approval from its Board of Directors, considering economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

On December 11, 2020, the Company filed a $150 million shelf registration statement with the TSXV which was filed with the United States Securities and Exchange Commission (the “SEC”) on January 5, 2021, under which the Company may offer for sale, from time to time, either separately or together in any combination, equity, debt, or other securities described in the shelf registration statement through the 25-month expiration period. The shelf registration statement expired during the three months ended January 31, 2023.

On February 8, 2021, the Company closed a public offering of 1,616,293 common shares of the Company, at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21.7 million, net proceeds less underwriting discounts and commissions of U.S. $19.6 million.

On February 10, 2021, Company also issued an additional 242,443 common shares at a price of U.S. $13.45 per common share for gross proceeds of U.S. $3.3 million, net proceeds less underwriting discounts and commissions of U.S. $3.0 million.

In connection with the public offering, the Company issued underwriter warrants to purchase 130,111 common shares with an exercise price of U.S. $16.81, or 125% of the public offering price with an expiry date of February 3, 2026.

As of January 31, 2023, the Company held cash of $11.4 million (April 30, 2022 – $30.0 million) and had working capital of $12.2 million (April 30, 2022 – $28.2 million). During the nine months ended January 31, 2023, the cash used in operating activities was $17.6 million. As part of the investing activities, the Company made equipment purchases of $1.0 million, and paid deferred acquisition payments of $0.6 million. As part of the financing activities, the Company received $0.7 million from issuing common shares, and incurred lease repayments of $1.0 million.

As of January 31, 2023, the Company has an estimated annual commitment of €0.5 million related to a lease agreement to lease a new facility for its Oss, the Netherlands location.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12.0 million.

Although the Company is a going concern and, according to management’s estimates, has sufficient cash reserves to sustain existing operations for at least one year, the Company does not have cash reserves to fund all its strategic future growth and expansion plans. The Company has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may need to raise additional funds through issuances of common shares or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company’s assets or curtail or discontinue the Company’s operations.

CAPITAL EXPENDITURES

The Company made equipment purchases of $1.0 million during the nine months ended January 31, 2023 (2022 - $0.9 million).

OUTSTANDING SHARE DATA

The Company’s outstanding share information as of March 15, 2023 is as follows:

Security	Number	Exercise Price	Expiry date
Issued and outstanding common shares	24,935,448	NA	NA
Stock options	11,000	$5.05	April 3, 2023
Stock options	19,000	$4.75	September 24, 2023
Stock options	20,000	$4.10	November 7, 2023
Stock options	180,000	$5.00	December 31, 2023
Stock options	60,000	$5.00	January 11, 2024
Stock options	250,000	$8.50	September 1, 2025
Stock options	210,000	$20.30	January 6, 2026
Stock options(1)	10,000	$10.40	May 9, 2026
Stock options	30,000	$9.19	August 5, 2026
Stock options	28,250	$6.89	January 2, 2026
Stock options	335,332	$7.94	January 7, 2027
Stock options	33,666	$8.30	January 7, 2027
Stock options	25,000	$6.35	February 22, 2024
Stock options	80,000	$5.79	May 15, 2027
Warrants(1)	130,111	$16.81	February 3, 2026
Total	26,357,807
(1)	Priced in USD.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in preparation of the consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2022.

ADOPTION OF NEW ACCOUNTING STANDARDS

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling contracts (an example would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The Company adopted this standard effective May 1, 2022. The adoption of the amendment to IAS 37 did not have an impact on the Company’s consolidated financial statements for the nine months ended January 31, 2023.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed Disclosure & Procedures, or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to CEO and CFO by others within the Company, and such disclosure procedures are effective to perform the function for which they were established; in order to provide reasonable assurance that:

•	material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•

information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

In connection with National Instrument 52-109 - Certificate of Disclosure in Issuer’s Annual and Interim Filings, the Chief Financial Officer of the Company has filed a 52-109F2 Certificate of Interim Filings, Full Certificate relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the three and nine months ended January 31, 2023 and this accompanying MD&A.

For further information, the reader should refer to the Company’s Certificate of Interim Filings and the Annual Filings on SEDAR at www.sedar.com and SEC at www.sec.gov.

FINANCIAL INSTRUMENTS

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2023

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, deferred acquisition payments, and leases. The fair value of investment is determined based on “Level 3” inputs which consist of unobservable inputs to the valuation methodology used. As at January 31, 2023, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, and deferred payments approximate their fair values because of their nature and relatively short maturity dates or durations.

RISKS AND UNCERTAINTIES

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. A detailed description of the risks and uncertainties pertaining to the Company’s operations can be found in the Company’s Annual Information Form for the fiscal year ended April 30, 2022. The Company is not aware of any significant changes to the risks and uncertainties disclosed at that time.

The Company’s Annual Information Form can be found on SEDAR at www.sedar.com and SEC at www.sec.gov.

FURTHER INFORMATION:

Additional information relating to the Company can be found on SEDAR at www.sedar.com and SEC at www.sec.gov.